February 14, 2025

VIA EDGAR AND ELECTRONIC SUBMISSION

Mengyao Lu

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Merchants Bancorp Form 10-K for the Fiscal Year Ended December 31, 2023 Form 10-Q for the Quarterly Period Ended September 30, 2024 File No. 001-38258

Dear Ms. Lu:

This letter is submitted in response to the comments set forth in your letter addressed to Mr. Sean Sievers, Chief Financial Officer of Merchants Bancorp (the “Company”), dated December 18, 2024 (the “Comment Letter”). Our responses to the Comment Letter are set forth below. The page references in the responses correspond to the page numbers in our Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”) and Form 10-Q (the “Form 10-Q”) for the quarterly period ended September 30, 2024.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of

Operations

Loans Receivable, Net, page 52

1. Please revise your disclosures, in future filings, to present loan maturity information as of the end of the latest reported period for each loan category (e.g., Residential real estate, Multi-family financing, Healthcare financing, etc.) for which disclosure is required in the financial statements. Please also disclose, in further filings, the amounts due after one year for each loan category that have pre-determined interest rates and adjustable interest rates, respectively. We note Item 1404 of Regulation S-K.

Response:

Future filings will contain loan maturity and rate information for each loan category.

2. We note your disclosure that Multi-family financing loans and Healthcare financing loans comprised approximately 40% and 23%, respectively, of your total loans held for investment as of December 31, 2023. Given the significance of these loans in your total loan portfolio, including the national scope of this lending, please revise future filings to further disaggregate the composition of these loans to address geographic and any industry concentrations to the extent material to an investor’s understanding of these portfolio types. We note Item 303 of Regulation S-K.

410 Monon Blvd., Carmel, IN 46032 | PHONE 317.324.4660 | WEB www.bankmerchants.com

Response:

While the Multi-family and Healthcare financing loan portfolios are national in scope, there are no material concentrations by industry. However, future filings will contain geographic concentrations for these portfolios, and we will monitor for emerging industry concentrations, if any, for future disclosure.

Note 14-Credit Linked Notes, page 110

3. We note your disclosure of the credit linked notes issued in 2023. Please tell us how you considered the disclosures required under ASC 815-10-50-4K regarding any credit derivatives or embedded credit derivatives, such as the maximum potential amount of future payments (undiscounted) that you could be required to make under the credit derivative and the fair value of the credit derivative as of the balance sheet date. Please also revise future filings, if necessary.

Response:

The disclosures required under ASC 815-10-50-4K were considered as they pertain to the credit linked note that was executed in 2023. However, the Company was the buyer of credit protection rather than the seller of the credit protection, as we will be receiving a reduction in the principal amount of the note in the event of defaults in the referenced portfolio. Therefore, in accordance with ASC 815-10-50-4J, management believes these disclosures are not applicable.

Form 10-Q for the Quarterly Period Ended September 30, 2024

Condensed Consolidated Statements of Income, page 4

4. We note you disclosed $16.1 million in losses on derivative put options in Note 8 for the quarter ended September 30, 2024. In future filings, please separately disclose this loss on the face of the consolidated statements of income in the other income section. We note Item 14 of Rule 9-04 of Regulation S-X.

Noninterest Income, page 60.

Response:

By design, the derivative put options provide substantially equal and offsetting protection for changes in fair value on certain securities available for sale that the Company elected to account for under the fair value option, with changes in fair value reflected in earnings. The gain in fair value on the security was $16.9 million, while the loss in fair value on the related put option derivative was $16.9 million, both of which were recorded in Other Noninterest Income on the Statement of Income, resulting in no net impact to earnings. Therefore, the Company believes it would be misleading and inappropriate to report the loss on the face of the Statement of Income. However, in future filings the transaction will be clarified in the derivatives footnote to describe both sides of the transaction, which by design should have no net impact on earnings.

410 Monon Blvd., Carmel, IN 46032 | PHONE 317.324.4660 | WEB www.bankmerchants.com

5. Please more fully disclose and discuss in future filings, the existence of and reasons for the quarterly loss on derivative put options ($16.1 million) and interest rate floors ($7.7 million), which comprise the majority of the $27 million quarterly loss on derivatives as noted in Note 8 on page 31. We note Item 303(b) of Regulation S-K.

Response:

Future filings will contain the nature of the loss on derivative put options and the equal and offsetting gain on the related securities available for sale utilizing the fair value option, both of which are included in other income as described in the response to number 4 above. Because the amounts are substantially equal and offsetting in the same line item on the Statement of Income, they will have no net impact to earnings.

The Company also has an arrangement with counterparties, whereby there is a guaranteed minimum interest rate the Company will receive on certain assets bearing variable interest rates. This arrangement was determined to be a free-standing derivative, recorded in Other Assets and any changes in value are recognized as Other Noninterest Income. The $7.7 loss on interest rate floor derivatives in the Form 10-Q was associated with the change in fair value during the period, driven largely by the change in market interest rates. It is not anticipated that the losses will be significant in the future, but will be discussed in future filings if the amounts are material.

Sincerely,

MERCHANTS BANCORP

/s/ Sean Sievers
Sean Sievers
EVP, Chief Financial Officer

410 Monon Blvd., Carmel, IN 46032 | PHONE 317.324.4660 | WEB www.bankmerchants.com